Exhibit 99.(1)

OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA to Mutual of America Investment Corporation was paid for the period March 1, 2012 through March 1, 2013.

Dated: April 23, 2012

/s/ Maria Brophy

Maria Brophy